BlueLinx Holdings Inc.
4300 Wildwood Parkway
Atlanta, GA 30338
August 26, 2009
VIA EDGAR CORRESPONDENCE
United States Securities & Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, D.C. 20549
Attn: Mr. Rufus Decker, Accounting Branch Chief

RE:	BlueLinx Holdings, Inc. Form 10-K for Fiscal Year Ended January 3, 2009 Form 10-Q for Fiscal Quarter Ended April 4, 2009 Definitive Proxy Statement filed April 16, 2009 File No. 1-32383
Dear Mr. Decker:
     On behalf of BlueLinx Holdings Inc. (“we”, “our”, “us” or the “Company”), this letter responds to the comments of the Staff of the Commission to the above referenced filings, as set forth in your letter dated July 30, 2009. Each of the Company’s responses is set forth immediately below the text of the correlative Staff comment.
Form 10-K for the Year Ended January 3, 2009
General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings if applicable.

The Company acknowledges the foregoing comment and will make in its future filings, including interim filings, such additional disclosures or other revisions, as applicable, as are required to address the Staff’s comments below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, Page 22

Results of Operations, page 25 Fiscal 2008 Compared to Fiscal 2007, page 25

2.	Please expand/revise your discussion under results of operations for all periods to:
•	Fully address changes in costs of sales underlying your principal product lines. If these product lines have materially different gross profits, ensure your discussion of cost of sales adequately addresses this fact. Please also quantify factors affecting gross profit where practical. For example, you indicate that the increase in gross margin percentage is primarily attributable to an increase in certain structural metal prices earlier in the year and a shift in product mix from structural to higher margin specialty products. However, you have not quantified the impact of each factor identified; and
•	Quantify each factor you cite as impacting your operations. For example, you disclose the decrease in selling, general and administrative expenses is due to the continued efforts to reduce ongoing annual operating expenses resulting in reduced payroll, commissions and other operating expenses. However, you have not quantified the impact of each item.
Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

The Company will include detail regarding “product lines” that have materially different gross profits when shifts in product mix have had an effect on gross margin. The Company will also disclose other factors affecting gross margin in its future periodic filings when applicable.

In response to the Staff’s comments, the Company has included the following disclosures in the Results of Operations section of MD&A in its Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include comparable disclosures in future annual and interim filings:

“Gross Profit. Gross profit for the first six months of fiscal 2009 was $92.6 million, or 11.1% of sales, compared to $185.2 million, or 11.9% of sales, in the prior year period. The decrease in gross profit dollars compared to the first six months of fiscal 2008 was driven primarily by a decrease in specialty and structural product volumes of 37.9% and 48.5%, respectively, due to the ongoing slowdown in the housing market. Gross margin for the first six months of fiscal 2008 benefited from a 19.2% increase in structural metal product prices.

Selling, General, and Administrative Expenses. Selling, general and administrative expenses for the first six months of fiscal 2009 were $108.5 million, or 13.1% of net sales, compared to $161.9 million, or 10.4% of net sales, during the first six months of fiscal 2008. The decline in selling, general, and administrative expenses was primarily due to a $30.8 million decrease in payroll and payroll related cost due to a 22% decrease in headcount and a $4.2 million gain associated with the sale of certain real properties. In addition, there was a $19.1 million decrease in other operating expenses as a result of our cost reduction initiatives, which have resulted in additional savings in certain expenses, such as marketing, general maintenance and traveling and entertainment.

Net Gain From Terminating the Georgia-Pacific Supply Agreement. During the first six months of fiscal 2009, G-P agreed to pay us $18.8 million in exchange for our agreement to enter into the Modification Agreement one-year earlier than the originally agreed upon May 7, 2010 termination date of the Supply Agreement. As a result of the termination, we recognized a net gain of $17.4 million in the second quarter of fiscal 2009 as a reduction to operating expense. The gain was net of a discount of $0.4 million and a $1.0 million write-off of an intangible asset associated with the Supply Agreement.

Interest Expense, net. Interest expense totaled $16.6 million, down $2.1 million from the prior year because of the $94.0 million decrease in debt. Interest expense related to our revolving credit facility and mortgage was $5.5 million and $9.9 million (includes the $0.6 million prepayment penalty), respectively, during this period. Interest expense totaled $18.7 million for the first six months of fiscal 2008. Interest expense related to our revolving credit facility and mortgage was $8.1 million and $9.4 million, respectively, during this period. In addition, interest expense included $1.2 million of debt issue cost amortization for the first six months of fiscal 2009 and for the first six months of fiscal 2008, respectively.”

Liquidity and Capital Resources, page 27

Working Capital, page 28

3.	You indicate that the $150 million of cash on your balance sheet at January 3, 2009 primarily reflects cash generated due to reductions in working capital and customer remittances received in your lockboxes on Friday and Saturday that are not available until the next Monday. Please tell us what consideration you gave to EITF 95-22 regarding your lockbox arrangements. Please revise your disclosure to discuss whether your lockbox arrangement has a subjective acceleration clause.

The Company is not subject to a subjective acceleration clause. However, our revolving debt agreement does include an objective acceleration clause that calls for outstanding borrowings to be reduced by customer remittances maintained in our lockboxes when our excess availability is below $40 million for three consecutive business days. The Company had $184 million and $192 million of excess availability as of July 4, 2009 and January 3, 2009, respectively. In the previous three years, our lowest level of excess availability was $180 million as of April 4, 2009.

In response to the Staff’s comments, the Company has included the following disclosure in Note 7 of our Notes to Condensed Consolidated Financial Statements in the Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include comparable disclosure in future annual and interim filings:

“Under our revolving credit facility agreement, we are required to maintain a springing lock-box arrangement where customer remittances go directly to a lock-box maintained by our lenders and then are forwarded to our general bank accounts. Our outstanding borrowings are not reduced by these payments unless our excess availability is less than $40.0 million for three consecutive business days or in the event of default. Our revolving credit facility does not contain a subjective acceleration clause which would allow our lenders to accelerate the scheduled maturities of our debt or to cancel our agreement.”

Operating Activities, page 28

4.	Please enhance your disclosure to discuss all material changes in your operating activities as depicted in your statement of cash flows. For example, you should expand upon your disclosure to discuss in greater detail that “cash flows from operations related to working capital, of $213 million reflected decreases in accounts receivable and a reduction in inventory partially offset by a contribution to the hourly pension plan of $7.5 Million...” Specifically, you should discuss in greater detail the changes in your working capital accounts such as inventory, accounts receivable, and accounts payable and provide a more robust explanation of the reasons for those changes.

In response to the Staff’s comments, the Company has included the following disclosures in the Liquidity and Capital Resources section of MD&A under the “Operating Activities” caption in the Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include comparable disclosure in future annual and interim filings:

“During the first six months of fiscal 2009, cash flows used in operating activities totaled $12.8 million. The primary driver of cash flows used in operations was a net loss, as adjusted for non-cash charges of $29.3 million and a $30.1 million increase in receivables due to an increase in average payment terms, primarily related to an increase in our warehouse sales, which typically have longer terms than reload or direct sales. These cash outflows were offset by an increase in cash flow from operations related to reductions in inventory of $26.9 million due to our initiative to reduce inventory levels to increase cash on hand and an increase in accounts payable of $26.6 million due to the seasonality of our business.

During the first six months of fiscal 2008, cash flows provided by operating activities totaled $30.8 million. The primary driver of cash flow from operations was an increase in cash flow from operations related to decreases in inventories of $20.5 million due to our initiatives to reduce inventory levels to increase cash on hand and increases in accounts payable and other current liabilities of $33.0 million due to the seasonality of our business. In addition, net income, as adjusted, for non-cash charges of $5.5 million contributed to an increase in cash flow provided by operating activities. These cash inflows were offset by increases in receivables of $31.9 million due to the seasonality of our business.”
Debt and Credit Sources, page 29
5.	On page 70, you indicate that your revolving facility contains customary negative covenants and restrictions for asset based loans, with which you are in compliance. Please also disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Our revolving credit agreement contains one material covenant and we do not believe any of the covenants in our mortgage agreement are material. The material covenant in our revolving credit agreement is a fixed charge ratio requirement discussed in the proposed note disclosure below. However, the fixed charge ratio covenant only applies if our availability under the revolving credit facility falls below $40 million for 3 consecutive business days. Our excess availability as of July 4, 2009 was $184 million. Our lowest level of availability under the revolving credit facility in the past three years was $180 million as of April 4, 2009. We do not anticipate our excess availability will fall below $40 million in the future. Therefore, the requirement to maintain a fixed charge ratio of 1.1 to 1.0 is currently not applicable.

In response to the Staff’s comments, the Company has included the following disclosure, substantially in the form below, in the Liquidity and Capital Resources section of MD&A under the “Debt and Credit Sources” caption in the Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include comparable disclosures in future annual and interim filings:

“As of July 4, 2009, we had outstanding borrowings of $81.0 million and excess availability of $184 million under the terms of our revolving credit facility. Based on borrowing base limitations, we classify the lowest projected balance under the credit facility over the next twelve months of $56.0 million as long-term debt. As of July 4, 2009 and January 3, 2009, we had outstanding letters of credit totaling $13.6 million and $12.9 million, respectively, primarily for the purposes of securing collateral requirements under the casualty insurance programs for us and for guaranteeing payment of international purchases based on the fulfillment of certain conditions. Our revolving credit facility contains customary negative covenants and restrictions for asset based loans. The only covenant we deem material is a requirement that we maintain a fixed charge ratio of 1.1 to 1.0 in the event our excess availability under the revolving credit facility falls below $40.0 million. The fixed charge ratio is calculated as EBITDA over the sum of cash payments for income taxes, interest expense, cash dividends, principal payments on debt, and capital expenditures. EBITDA is defined as BlueLinx Corporation’s net income before interest and tax expense, depreciation and amortization expense, and other non-cash charges. The Company had $184 million and $192 million of availability as of July 4, 2009 and January 3, 2009, respectively. Our lowest level of availability in the last three years is $180 million as of April 4, 2009. We do not anticipate our excess availability will drop below $40 million in the foreseeable future.”

Critical Accounting Policies, page 31 Impairment of Long-Lived Assets, page 33

6.	In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, please disclose the following:
•	How you determine when your long-lived assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;

•	How you group long-lived assets for impairment and your basis for that determination;

•	Sufficient information to enable a reader to understand how you apply your discounted expected future cash flow model in estimating the fair value of your asset groups;

•	Expand your discussion of the significant estimates and assumptions used to determine internal cash flow estimates and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

•	If applicable, how the assumptions and methodologies used for valuing property, plant and equipment and intangible assets with definite useful lives in the current year have changed since the prior year, highlighting the impact of any changes; and

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.
We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.
The Company’s total amount of intangible assets is $1.6 million which the Company considers immaterial. Therefore, the impairment discussion below is related to property and equipment. The Company’s previous impairment charges resulted from management’s decisions to exit certain facilities or businesses. Prior to the decision to exit each facility or business there were no impaired assets.

In response to the Staff’s comments, the Company has included the following disclosures, substantially in the form below, in the Critical Accounting Policies section of MD&A under the “Impairment of Long Lived Assets” caption in the Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include comparable disclosure in future annual and interim filings:

“Under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), long-lived assets, including property and equipment and intangible assets with definite useful lives, are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable.

We evaluate our long-lived assets each quarter for indicators of potential impairment. Indicators of impairment include current period losses combined with a history of losses, management’s decision to exit a facility, reductions in the fair market value of real properties and changes in other circumstances that indicate the carrying amount of an asset may not be recoverable.

Our evaluation of long-lived assets is performed at the lowest level of identifiable cash flows, which is generally the individual distribution facility. In the event of indicators of impairment, the assets of the distribution facility are evaluated by comparing the facility’s undiscounted cash flows over the estimated remaining useful life of the asset, which ranges between 5-20 years, to its carrying value. If the carrying value is greater than the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying value of the asset and the estimated fair market value. Impairment losses are recorded as a component of “Selling, general and administrative” in the Consolidated Statements of Operations.

Our estimate of undiscounted cash flows is subject to assumptions that affect estimated operating income at a distribution facility level. These assumptions are related to future sales, margin growth rates, economic conditions, market competition and inflation. Our estimates of fair market value are generally based on market appraisals and our experience with related market transactions. We use a historical average of income, with no growth factor assumption, to estimate undiscounted cash flows. These assumptions used to determine impairment are considered to be level 3 measurements in the fair value hierarchy as defined in Note 10 in our Annual Report on Form 10-K for the year ended January 3, 2009.

Currently, we are experiencing a reduction in operating income at the distribution facility level due to the ongoing downturn in the housing market. To the extent that reductions in volume and operating income have resulted in impairment indicators, in most cases our carrying values continue to be less than our projected undiscounted cash flows. We had approximately $24.0 million, out of $152.8 million of net book value as of January 3, 2009, in fixed assets for which the undiscounted cash flows were less than the carrying values of the assets. The fair value of these assets, primarily real estate, exceeded the carrying value by approximately $23.8 million. As such, we have not identified significant known trends impacting the fair value of long-lived assets to an extent that would indicate impairment.”
Financial Statements
Statements of Operations and Comprehensive (Loss) Income, page 44
7.	It appears that you do not allocate depreciation and amortization to cost of sales. In this regard, please revise your presentation on the face of your statements of operations and comprehensive (loss) income and throughout the filing to comply with SAB Topic 11:B. Please also remove any references in the filing to gross margin, if you do not include a portion of your depreciation and amortization in cost of goods sold.

The Company is a distribution company and does not engage in any substantial production or manufacturing activities. Therefore, the majority of depreciation and amortization is not a direct component of cost of sales. However, there are some products that the Company makes certain modifications to prior to sale and the Company allocates labor and overhead to inventory related to those activities excluding immaterial amounts of depreciation associated with the equipment used to make the modification. For the six month and current period ended July 4, 2009 and January 3, 2009, depreciation that could be allocated to inventory was $217,000 and $504,000, respectively. We have included all material charges directly or indirectly incurred in bringing inventory to its existing condition and location as dictated under Accounting Research Bulleting No. 43. Therefore, we believe the presentation of gross margin to be appropriate.

In response to the Staff’s comments, the Company has included the following disclosure, substantially in the form below, in Note 2 of the Notes to Condensed Consolidated Financial Statements under the “Inventory Valuation” caption in Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include comparable disclosure in future annual and interim filings:

“We have included all material charges directly or indirectly incurred in bringing inventory to its existing condition and location.”
2. Summary of Significant Accounting Policies, page 48
Restricted Cash, page 48
8.	You indicate that you had restricted cash of $25.5 million and $12.9 million at January 3, 2009 and December 29, 2007 related to amounts held in escrow for your interest rate swap and mortgage. Please quantify each escrow amount and identify the cash flow line item the respective changes in balances are reflected in. With reference to SPAS 95, support the appropriateness of your classification.

We have evaluated the classification of amounts held in escrow, considering Statement of Financial Accounting Standards No. 95, Statement of Cash Flows, (“SFAS 95”). In doing so, we considered the nature of the items to which the restricted cash relates, including amounts held in escrow related to our interest rate swap and certain insurance and reserve requirements related to our mortgage. Relative to the interest rate swap, we determined that the arrangement, which is not a requirement of our debt facility, represents an instrument entered into by the Company from an operational perspective, in order to hedge our cash flows. We concluded that, from the perspective of the guidance of SFAS No. 95, such instrument is not clearly and closely linked to the debt facility, in that it remains in place regardless of principal payments made to reduce, or additional amounts borrowed on our revolving line of credit. Given the purpose and nature of the swap arrangement, which relates to a significant portion of the escrowed cash, we determined that the change in such cash was appropriately reflected in operating cash flows. The FASB staff has addressed the issue of cash flows associated with derivatives that are not directly addressed by Statement of Financial Standards Board No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, as financing activities by stating that such cash flows are not necessarily either exclusively investing activities or operating activities. The FASB staff has acknowledged that the nature of the use of the derivative must be evaluated to determine classification. Additionally, we concluded that the portion of the restricted cash attributable to insurance represent operational activities of the business which will be paid out over the next year, and therefore changes to this portion of our restricted cash balances are also associated with operations.

Relative to the cash held in escrow associated with our mortgage, we considered the classification of such amount as a financing activity versus the potential for confusion created by disparate classifications of the aforementioned components of restricted cash. We determined that the benefit of separate classification of portions of restricted cash in the statement of cash flows did not outweigh the potential confusion that such treatment might create to the users of our financial statements. We determined that, given the size of the restricted cash held in escrow related to the mortgage, as compared to the entire restricted cash balance, and total cash flows from operations presented in our Form 10-K for the year ended January 3, 2009, that reclassification of such amount, which would serve to increase our cash flows from operations, was not required as the amount is not material.

In response to the Staff’s comments, the Company has included the following disclosures in Note 2 of the Notes to Condensed Consolidated Financial Statements under the “Restricted Cash” caption in the Form 10-Q for the second quarter of 2009 , filed with the SEC on August 11, 2009 and will include comparable disclosure in future annual and interim filings:

“We had restricted cash of $29.0 million and $25.5 million at July 4, 2009 and January 3, 2009, respectively. Restricted cash primarily includes amounts held in escrow related to our interest rate swap and mortgage. Restricted cash is included in “Other current assets” and “Other non-current assets” in the accompanying Condensed Consolidated Balance Sheets.

The table below provides the balances of each individual component in restricted cash as of July 4, 2009 and January 3, 2009 (in thousands):”

	At July 4,	At January 3,
	2009	2009
Cash in escrow:
Interest rate swap	$10,920	$13,590
Mortgage	16,661	10,303
Other	1,429	1,626

Total	$29,010	$25,519

Revenue Recognition, page 49

9.	We note, as indicated on page 5 of your filing, that direct sales are shipped from the manufacturer to the customer without your taking physical inventory possession. Please expand your discussion of EITF 99-19 to address these sales, with specific reference as to whether you take title to direct sales inventory.

The Company has evaluated direct sales and recorded revenue on a gross basis considering the guidance of EITF 99-19. We considered the following factors:
•	We are the primary obligor responsible for fulfillment and all other aspects of the customer relationship.

•	Title passes to BlueLinx and we carry all risk of loss.

•	We are responsible for product returns.

•	We control the selling price.

•	We select the supplier.

•	We bear all credit risk.
In response to the Staff’s comments, the Company has included the following disclosures in the Critical Accounting Policies section of the MD&A under the “Revenue Recognition” caption in the Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include comparable disclosure in future annual and interim filings:

“We recognize revenue when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed and determinable and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership. The timing of revenue recognition is largely dependent on shipping terms. Revenue is recorded at the time of shipment for terms designated as FOB (free on board) shipping point. For sales transactions designated FOB destination, revenue is recorded when the product is delivered to the customer’s delivery site.

All revenues are recorded at gross in accordance with the guidance outlined by Emerging Issues Task Force No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, (“EITF 99-19”) and in accordance with standard industry practice. The key indicators used to determine this are as follows:
•	We are the primary obligor responsible for fulfillment and all other aspects of the customer relationship.

•	Title passes to BlueLinx and we carry all risk of loss related to warehouse, reload and inventory shipped directly from vendors to our customers.

•	We are responsible for all product returns.

•	We control the selling price for all channels.

•	We select the supplier.

•	We bear all credit risk.
All revenues recognized are net of trade allowances, cash discounts and sales returns. Cash discounts and sales returns are estimated using historical experience. Trade allowances are based on the estimated obligations and historical experience. Adjustments to earnings resulting from revisions to estimates on discounts and returns have been insignificant for each of the reported periods.”

Inventory Valuation, page 50
10.	On page 6, you indicate that you occasionally have consigned inventory. Please revise your accounting policy to address how you account for consigned inventory. Your disclosure should also address how you account for revenue recorded as a result of the sale of consigned inventory, including what consideration you gave to EITF 99-19.

We have certain goods that are carried by our customers on a consignment basis. Consignment customers report consumption to us as inventory is depleted on a weekly basis and as the goods are consumed we recognize revenue weekly on a gross basis. We recognize revenue on a gross basis as we are the primary obligor responsible for all aspects of the customer relationship.

In response to the Staff’s comments, the Company has included the following disclosures in Critical Accounting Policies section of MD&A under the “Revenue Recognition” caption in the Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include comparable disclosure in future annual and interim filings:

“In addition, we provide inventory to certain customers through pre-arranged agreements on a consignment basis. Customer consigned inventory is maintained and stored by certain customers; however, ownership and risk of loss remains with us. Once the inventory is sold by the customer, we recognize revenue. We record revenue on a gross basis due to the guidance outlined above relative to EITF 99-19.”
Restructuring Charges, page 52
11.	Please revise your disclosure to include your restructuring activity and liability balances for the period in which the restructuring is initiated and any subsequent period until the restructuring is completed. Refer to paragraph 20 of SFAS 146 and SAB Topic 5P.

In response to the Staff’s comments below, the Company has included separate tables for each discrete restructuring event in Note 3 of the Notes to Condensed Consolidated Financial Statements in the Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include such disclosures in substantially the same form in future annual and interim filings:

“We account for exit and disposal costs in accordance with Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which requires that a liability be recognized for a cost associated with an exit or disposal activity at fair value in the period in which it is incurred or when the entity ceases using the right conveyed by a contract (i.e. the right to use a leased property). Our restructuring charges included accruals for estimated losses on facility costs based on our contractual obligations net of estimated sublease income based on current comparable market rates for leases. We will reassess this liability periodically based on market conditions. Revisions to our estimates of this liability could materially impact our operating results and financial position in future periods if anticipated events and key assumptions, such as the timing and amounts of sublease rental income, either do not materialize or change. These costs are included in “Selling, general, and administrative” expenses in the Consolidated Statements of Operations and “Other current liabilities” and “Other non-current liabilities” on the Consolidated Balance Sheets at July 4, 2009 and January 3, 2009.

We account for severance and outplacement costs in accordance with Statement of Financial Accounting Standards No. 112, “Employers’ Accounting for Postemployment Benefits-an amendment to FASB Statements No. 5 and 43” (“SFAS 112”). These costs were included in “Selling, general, and administrative” expenses in the Consolidated Statements of Operations and in “Accrued Compensation” on the Consolidated Balance Sheets at July 4, 2009 and January 3, 2009.

2007 Facility Consolidation and Severance Costs

During fiscal 2007, we announced a plan to adjust our cost structure in order to manage our costs more effectively. The plan included the consolidation of our corporate headquarters and sales center to one building from two buildings and reduction in force initiatives which resulted in charges of $17.1 million during the fourth quarter of fiscal 2007. Since the inception of this plan, we recorded an additional charge of $2.4 million related to an assumption change related to an increase to the anticipated time required to sublease the vacated headquarters’ building during the fourth quarter of fiscal 2008. As of July 4, 2009 and January 3, 2009, there was no remaining accrued severance related to reduction in force initiatives completed in fiscal 2007.

The table below summarizes the balance of accrued facility consolidation reserve and the changes in the accrual for the second quarter ended July 4, 2009 (in thousands):

Balance at April 4, 2009	$12,032
Charges	—
Payments	(530)
Accretion of discount used to calculate liability	154

Balance at July 4, 2009	$11,656

The table below summarizes the balance of accrued facility consolidation reserve and the changes in the accrual for the six months ended July 4, 2009 (in thousands):

Balance at January 3, 2009	$12,340
Charges	—
Payments	(1,066)
Accretion of discount used to calculate liability	382

Balance at July 4, 2009	$11,656

2008 Facility Consolidation and Severance Costs

During fiscal 2008, our board of directors approved a plan to exit our custom milling operations in California primarily due to the impact of unfavorable market conditions on that business. The closure of the custom milling facilities resulted in facility consolidation charges of $2.0 million during fiscal 2008. In addition, we recorded severance and outplacement costs of $1.0 million in connection with involuntary terminations at our custom milling facilities and $4.2 million related from reduction in force initiatives. At January 3, 2009, our severance reserve totaled $0.5 million. As of July 4, 2009, all amounts related to these activities were paid.

During the second quarter of fiscal 2009, we modified certain assumptions related to sublease income that resulted in a reduction to the reserve of approximately $0.3 million.

The table below summarizes the balance of accrued facility consolidation reserve and the changes in the accrual for the second quarter ended July 4, 2009 (in thousands):

	Facility	Severance
	Consolidation	Costs	Total
Balance at January 3, 2009	$1,535	$111	$1,646
Assumption changes	(254)	—	(254)
Payments	(282)	(34)	(316)
Accretion of discount used to calculate liability	31	—	31

Balance at July 4, 2009	$1,030	$77	$1,107

The table below summarizes the balances of the accrued facility consolidation and severance reserves and the changes in the accruals as of and for the six months ended July 4, 2009 (in thousands):

	Facility	Severance
	Consolidation	Costs	Total
Balance at January 3, 2009	$1,792	$512	$2,304
Assumption changes	(254)	—	(254)
Payments	(567)	(435)	(1,002)
Accretion of discount used to calculate liability	59	—	59

Balance at July 4, 2009	$1,030	$77	$1,107

2009 Facility Consolidations and Severance

During the second quarter of fiscal 2009, we exited our BlueLinx Hardwoods facility in Austin Texas to improve overall effectiveness and efficiency by transferring operations to our San Antonio and Houston branches. The result of exiting our Austin facility resulted in charges of $0.7 million. In addition, we recorded severance charges related to reduction in force initiatives of $1.4 million.

The table below summarizes the balances of the accrued facility consolidation and severance reserves and the changes in the accrual for the second quarter ended July 4, 2009 (in thousands):

	Facility	Severance
	Consolidation	Costs	Total
Balance at April 4, 2009	$—	$644	$644
Charges	731	343	1,074
Payments	—	(907)	(907)
Accretion of discount used to calculate liability	—	—	—

Balance at July 4, 2009	$731	$80	$811

The table below summarizes the balances of the accrued facility consolidation and severance reserves and the changes in the accrual for the six months ended July 4, 2009 (in thousands):”

	Facility	Severance
	Consolidation	Costs	Total
Balance at January 3, 2009	$—	$—	$—
Charges	731	1,422	2,153
Payments	—	(1,342)	(1,342)
Accretion of discount used to calculate liability	—	—	—

Balance at July 4, 2009	$731	$80	$811

12. Commitments and Contingencies, page 74 Self-Insurance, page 74

12.	Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to workers’ compensation, comprehensive general liability and auto liability. Please also disclose each risk for which you do not have excess loss limits. Please similarly revise your disclosures elsewhere in the filing.

In response to the Staff’s comments, the Company has included the following disclosures in Note 2 of the Notes to Condensed Consolidated Financial Statements under the “Self-Insurance” caption in the Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include comparable disclosure in future annual and interim filings:

It is our policy to self-insure, up to certain limits, traditional risks including workers’ compensation, comprehensive general liability, and auto liability. Our self-insured deductible for each claim involving workers’ compensation, comprehensive general liability (including product liability claims), and auto liability is limited to $0.8 million, $1.0 million, and $2.0 million, respectively. We are also self-insured up to certain limits for certain other insurable risks, primarily physical loss to property ($0.1 million per occurrence) and the majority of our medical benefit plans ($0.3 million per occurrence). A provision for claims under this self-insured program, based on our estimate of the aggregate liability for claims incurred, is revised and recorded annually. The estimate is derived from both internal and external sources including but not limited to actuarial estimates. The actuarial estimates are subject to uncertainty from various sources, including, among others, changes in claim reporting patterns, claim settlement patterns, judicial decisions, legislation, and economic conditions. Although, we believe that the actuarial estimates are reasonable, significant differences related to the items noted above could materially affect our self-insurance obligations, future expense and cash flow. At July 4, 2009 and January 3, 2009, the self-insurance reserves totaled $9.1 million and $8.9 million, respectively.

14. Unaudited Selected Quarterly Financial Data. page 76

13.	Your quarterly data table should discuss material non-recurring quarterly adjustments, such as impairments or restructuring charges. Please revise your quarterly data to include disclosures required by Item 302(A)(3) of Regulation S-K.

The Company proposes to revise its quarterly data to include disclosures in substantially the form as presented on attached Exhibit 1 in our Form 10-K filing for fiscal 2009.

15. Supplemental Condensed Consolidation Financial Statements, page 77

14.	Your January 3, 2009 and December 29, 2007 condensed consolidating balance sheet reflects material intercompany receivable and intercompany payable. Please tell us how you determined that changes in intercompany receivables/payables should be classified as operating activities instead of financing activities. The guidance in paragraph 18 and 136 of SEAS 95 regarding the classification of intercompany advances may be relevant.

We considered the transactions that created the intercompany receivable/payable balances and the guidance under Statement of Financial Accounting Standard No. 95, Statement of Cash Flows, (“FAS 95”) in determining the presentation within the consolidating cash flows. BlueLinx Corporation (the “Operating Company”) paid certain dividends to the Company and certain loans were made from the Company to the Operating Company in fiscal years 2008 and 2009. In addition certain repayments of the loan were made by the Operating Company to the Company in each period. The Company inadvertently classified these activities as operating activities in Note 15 of the Notes to the Consolidated Financial Statement in our fiscal year 2008 Form 10-K and Note 14 of the Notes to the Condensed Consolidated Financial Statements in our Form 10-Q for the first fiscal quarter of 2009. The Company has determined that these items meet the definition of financing activities under FAS 95. The misclassification in each of the Notes did not materially affect any cash flow caption in the consolidated financial statements due to the fact that the transactions eliminate between consolidating entities. The Company will prospectively adjust the classification within the consolidating schedules and has made the corresponding reclassification to the presentation in Note 16 in the Note to our Condensed Consolidated Financial Statements in our Form 10-Q filing for the second quarter of 2009, filed with the SEC on August 11, 2009. The misclassification does not have any impact on consolidated debt.

The remaining transactions primarily relate to operating lease transactions between the Company and the Operating Company. The Company’s balance sheet contains all of the real estate associated with our Mortgage, which is primarily our warehouses and related property. The Operating Company leases these properties from the Company. FAS 95 states, “operating activities generally involve producing and delivering goods and providing services”. As the payments relate to rent and other services we believe that these activities are properly classified as operating activities under FAS 95.

Exhibits, page 87

15.	We note that it appears you have not filed on EDGAR certain exhibits and schedules to the loan and security agreements you have filed as exhibits 10.11 and 10.14 to the Form 10-K. Please refer to Item 601(b)(10) of Regulation S-K. Please advise.

We will refile the loan and security agreements to include the exhibits and schedules with our Form 10-K filing for fiscal 2009. With respect to certain of the previously omitted exhibits and schedules, where the inclusion would be unduly burdensome as a result of the voluminous nature of such exhibits or schedules, we will include a summary of the material terms of such exhibit or schedule.

16.	We note that the exhibit reference to exhibit 10 14, an amended and restated loan and security agreement, is inaccurate. This exhibit is not in the location disclosed in the exhibit list. Please tell us where this document is located.

Exhibit 10.14, the Amended and Restated Loan and Security Agreement, dated August 4, 2006, by and between BlueLinx Corporation, Wachovia and the other signatories listed therein, was filed on August 9, 2006 on Form 10-Q. The reference to the document being filed on Form 8-K is erroneous and will be corrected in the Company’s Form 10-K for fiscal 2009.

Exhibits 31.1 and 31.2

17.	In future filings, when identifying the individual at the beginning of the certification, please do not include the title of the certifying individual.

We will make the requested revision in our future filings.
Form 10-Q for the Quarterly Period Ended April 4, 2009
General
18.	Please address the above comments in your interim filings as well.

The Company has set forth the proposed revisions described above where called for by the Staff’s comments in its Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include comparable disclosures in future interim filings.

2. Summary of Significant Accounting Policies, page 6
Earnings per Common Share, page 7
19.	Please disclose how you treated your restricted stock and restricted stock units for purposes of computing earnings (loss) per share in accordance of SFAS 128. Please separately disclose your treatment of vested and unvested restricted stock and stock units. Please also tell us what consideration you gave to FSP EITF 03-06-1 in determining whether these units are participating securities as described in paragraph 60(a) of SFAS 128. Given the number of unvested restricted stock you had outstanding at January 3, 2009, please tell us how you determined that FSP ETTF 03-06-1 did not have any impact on your consolidated financial statements, as disclosed on page 14 of your Form 10-Q for the quarter ended April 4, 2009.

We considered the guidance of FSP EITF 03-06-1 in conjunction with reporting our loss per share for the quarter ended April 4, 2009. Based on the guidance of the FSP, EITF 03-06, and SFAS No. 128, we recognize that our outstanding restricted stock represents a participating security, in that the restricted stock would have the right to participate if the Company were to pay dividends.

As such, we evaluated the facts and circumstances in the first quarter of 2009 as we adopted the FSP, including that a net loss was presented for all periods, we are in an accumulated deficit position, and that the unvested restricted shareholders do not have a contractual obligation to share in the losses of the Company. We considered the fact that the holders are not obligated to fund the losses of the Company, and the contractual principal or mandatory redemption amount of the participating security is not reduced as a result of losses incurred. We have not paid dividends in 2009 or 2008, and do not anticipate paying dividends in the foreseeable future.

As a result of these considerations, we have determined that losses should not be allocated to participating unvested restricted shareholders. In addition, due to the fact that the inclusion of such unvested restricted shareholders in our basic and dilutive per share calculations would be antidilutive under SFAS No. 128, we have excluded unvested restricted shares in the first quarter of fiscal year 2009 and 2008 from our basic and dilutive loss per share calculations.

In our Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, we have included an allocation of our earnings per share to our unvested restricted shareholders using the two class method, as the Company reported net income in the second quarter of 2008 and 2009. In accordance with the FSP, we recast second quarter 2008 earnings per share under the two class method. We will include unvested restricted stock in basic and diluted earnings per share in all future periods in which the impact is dilutive.

In response to the Staff’s comments, the Company has included the following disclosures in Note 2 of the Notes to Condensed Consolidated Financial Statements under the “Earnings per Common Share” caption in the Form 10-Q for the second quarter 2009, filed with the SEC on August 11, 2009, and will include such disclosures in substantially the same form in future annual and interim filings:

“Effective January 4, 2009, we adopted FSP No. Emerging Issues Task Force (“EITF”) 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities” (“FSP 03-6-1”), which states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are considered participating securities and shall be included in the computation of earnings per share pursuant to the two class method. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that would otherwise have been available to common shareholders. Restricted stock granted by us to certain management level employees participate in dividends on the same basis as common shares and are nonforfeitable by the holder. As a result, these share-based awards meet the definition of a participating security and are included in the weighted average number of common shares outstanding for the periods that present net income. Given that the restricted stockholders do not have a contractual obligation to participate in the losses, we have not included these amounts in our weighted average number of common shares outstanding for periods in which we report a net loss. In addition, because the inclusion of such unvested restricted shareholders in our basic and dilutive per shares calculations would be antidilutive, we have not included 1,541,803 and 1,329,554 of unvested restricted shares that participated in dividends in our basic and dilutive calculations for the first six months of fiscal 2009 and for the first six months of fiscal 2008, respectively, because both periods reflected net losses. Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. The provisions of this FSP are retroactive; therefore, prior periods have been adjusted when necessary.

Except when the effect would be anti-dilutive, the diluted earnings per share calculation includes the dilutive effect of the assumed exercise of stock options and performance shares using the treasury stock method. During fiscal 2008, we granted 440,733 performance shares under our 2006 Long-Term Incentive Plan in which shares are issuable upon satisfaction of certain performance criteria. As of July 4, 2009, we assumed that a total of 233,306 performance shares will eventually vest based on our assumption that certain performance criteria will be met and that certain shares will be forfeited over the vesting term. The 233,306 performance shares we assume will vest were included in the computation of diluted earnings per share. We will continue to evaluate the effect of the performance conditions on our diluted earnings per share calculation in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“SFAS 128”) and will change our assumption if it becomes probable that the performance conditions will not be met. Our restricted stock units are settled in cash upon vesting and are considered liability awards. Therefore, these restricted stock units are not included in the computation of the basic and diluted earnings per share.

For the second quarter of fiscal 2009 and for the first six months of fiscal 2009, we excluded 928,315 and 2,703,424 unvested share-based awards, respectively, from the diluted earnings per share calculation because they were anti-dilutive. For the second quarter of fiscal 2008 and for the first six months of fiscal 2008, we excluded 1,333,382 and 2,858,607 unvested share-based awards, respectively, from the diluted earnings per share calculation because they were anti-dilutive.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Overview, page 21
Supply Agreement with Georgia Pacific, page 21
20.	You indicate that the early termination of the Supply Agreement provides you with the opportunity to pursue strategic relationships with other suppliers and customers which were previously prohibited by the terms of the Supply Agreement. Please tell us and disclose any known negative aspect that the termination of the Supply Agreement will have on your company, including the potential impact on cost of sales and gross margins on a go forward basis.

We believe the early termination of the Supply Agreement initially will negatively impact our structural product sales volume. However, we are pursuing relationships with other suppliers to mitigate any adverse impact to our structural product sales. Additionally, we continue to sell Georgia-Pacific (“G-P”) structural products. Because the majority of these structural product sales are through the direct sales channel, we do not expect the lower sales volume to have a significant impact on our gross profit. To the extent we are unable to replace these volumes with structural product from G-P or other suppliers, the early termination of the Supply Agreement may continue to negatively impact our sales volume of structural products, which would impact our net sales and our costs, which in turn could impact our gross profit, net income, and cash flows.

In response to the Staff’s comments, the Company has included the following disclosure, substantially in the form below, in the MD&A in Form 10-Q for the second quarter of 2009, filed with the SEC on August 11, 2009, and will include comparable disclosure in future annual and interim filings:

“On April 27, 2009, we entered into a Termination and Modification Agreement (“Modification Agreement”) related to our Supply Agreement with G-P. The Modification Agreement effectively terminates the existing Supply Agreement with respect to the distribution of Georgia-Pacific (“G-P”) plywood, oriented strand board and lumber by us. We continue to distribute a variety of G-P building products, including Engineered Lumber, which is covered under a three-year purchase agreement dated February 12, 2009. As a result of terminating this agreement, we are no longer contractually obligated to make minimum purchases of products from G-P. As of January 3, 2009, our minimum purchases requirement had totaled $31.9 million.

G-P agreed to pay us $18.8 million in exchange for our agreement to enter into the Modification Agreement one-year earlier than the originally agreed upon May 7, 2010 termination date of the Supply Agreement. We will receive four quarterly cash payments of $4.7 million which began on May 1, 2009 and end on Feb 1, 2010. As a result of the termination, we recognized a net gain of $17.4 million in the second quarter of fiscal 2009 as a reduction to operating expense. We believe the early termination of the Supply Agreement contributed to the decline in our structural product sales in the second quarter of fiscal 2009. However, since the majority of these sales go through the direct sales channel, the lower structural product sales volume had an insignificant impact on our gross profit in the second quarter. To the extent we are unable to replace these volumes with structural product from G-P or other suppliers, the early termination of the Supply Agreement may continue to negatively impact our sales of structural products which would impact our net sales and our costs, which in turn could impact our gross profit, net income, and cash flows. For further discussion of the risks associated with the termination of the Master Supply Agreement, please also refer to our risk factors disclosed in our Annual Report on Form 10-K for the year ended January 3, 2009, as further supplemented in our Quarterly Report on Form 10-Q for the period ended April 4, 2009, as filed with the SEC.”
Critical Accounting Policies, page 28
Income Taxes, page 30
21.	You indicate that based on the weight of the available evidence, you recorded a full valuation allowance of $40.2 million against deferred tax assets during the first quarter of 2009. Please disclose the nature of the positive and negative evidence you considered in your determination of whether your deferred tax assets were recoverable and how that evidence was weighted. Please also disclose the facts and circumstances that changed from the end of fiscal year 2008 to the end of the first quarter of fiscal 2009. Please enhance your disclosure of your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

The Company evaluated its deferred tax assets to determine if they were realizable under Statement of Financial Accounting Standards No 109, Income Taxes, (“FAS 109”) and considered the weight of all positive and negative evidence to determine if deferred tax assets were realizable at January 3, 2009.

Per FAS 109, “The four sources of taxable income that should be considered when determining whether a valuation allowance is required include (from least to most subjective):
a) taxable income in prior carryback years, if carryback is permitted under the tax law;
b) future reversals of existing taxable temporary differences (i.e., offset gross deferred tax assets against gross deferred tax liabilities); c) tax planning strategies; and d) future taxable income exclusive of reversing temporary differences and carryforwards.”

The Company determined that there was no taxable income in prior carryback years to offset any net operating losses recorded as deferred tax assets at January 3, 2009. In addition, the Company considered the reversal of all temporary differences prior to projecting future taxable income. Net deferred tax assets totaled $29.4 million at January 3, 2009.

The Company was projecting a cumulative pre tax profit for the three year period ended 2010. The cumulative profit was substantially driven by projected positive results from operations in 2010 (and on a cumulative three year basis), which was developed using the housing starts and operating expense assumptions described below. Additionally, approximately $88 million of expected gains from the disposal of appreciated real estate in 2009 and 2010 impacted the Company’s projections of cumulative pretax income for the three year period ended 2010. The fair value of the Company’s real estate assets substantially exceeded the carrying value. This resulted in a unique position as there were potential gains relative to real estate that created future income for consideration. Other assumptions used in developing the Company’s expectations were as follows:

2009 Housing Starts	716,000
2009 Operating Expenses	15% below 2008
2009 Real Estate Gains	$50 million

2010 Housing Starts	950,000
2010 Operating Expenses	12% below 2008
2010 Real Estate Gains	$38 million
The Company’s business is closely tied to housing starts and third party estimates of housing starts are considered when estimating revenue. The Company develops housing starts assumptions using internal data, which is validated using external housing start forecasts published by eight third party sources, including RISI, National Association of Home Builders, National Association of Realtors, Freddie Mac, Wachovia, Deutsche Bank, Goldman Sachs, and APA.

Based on the weight of the available positive and negative evidence the Company concluded that the potential future income generated from operations and the sale of appreciated real estate would generate income sufficient to realize the net deferred tax assets. Therefore, management determined that the existing deferred tax assets would be realized in conjunction with closing and reporting fiscal year 2008 and did not record any valuation allowance related to federal deferred tax assets. In regard to our state deferred tax assets, we considered tax planning strategies that would be implemented to avoid the loss of these assets. We recorded a valuation allowance of $1.4 million ($1.1 million for those states where we would not be able to execute the strategy as of the end of fiscal year end 2008 and $0.3 million related to non-deductible excess compensation).

During the first quarter fiscal year 2009 net deferred tax assets increased to $40.2 million, net of a $1.1 million valuation allowance. The increase in deferred tax assets was primarily attributable to a pretax loss of approximately $33 million for the first quarter ended 2009.

The Company evaluated the weight of available positive and negative evidence during the first quarter 2009 closing and reporting process. The Company noted in late March and April, subsequent to the filing of the Form 10-K, that there was a substantial drop in revenue compared to expectations. The Company operates in a seasonal business environment, with the summer months representing the peak time for construction and related sales of building products. Therefore, the Company typically expects increases in revenue in the spring and summer months relative to the anticipated increase in construction as compared to the fall and winter months. As the Company entered into the early spring, late March and April sales were not increasing at the rate initially expected, as worsening unemployment and high inventories of homes available for sale led to a continued drop in housing starts during the first four months of 2009. Therefore, the Company evaluated March and April results compared to expectations and determined that revenue and gross margin were significantly below expectations for March and April, and expectations for the year would be negatively impacted by the apparent continued decline in the housing industry. For the month of March revenue and gross margin were below expectations by approximately $40 million and $5 million, respectively. The gross margin shortfall in March accounted for 81% of our first quarter shortfall to expectations. In addition, due to a combination of tighter lending standards and deteriorating conditions in non-residential construction, negotiations stalled or were terminated for several of the Company’s real estate holdings.

Due to the deterioration noted above, the Company updated its projections. As previously discussed, the Company utilizes third party forecasts in developing its annual projections. In conjunction with revising 2009 projections, the Company updated its analysis of third party information concerning estimated 2009 housing starts and noted that NAHB, NAR, Freddie Mac, Wachovia, RISI and APA revised their January estimates at the end of March and in early April by an average of 26% (701k versus 520k).

The Company’s new assumptions used to determine internal expectations were as follows:

2009 Housing Starts	616,000
2009 Operating Expenses	19% below 2008
2009 Real Estate Gains	$36 million

2010 Housing Starts	800,000
2010 Operating Expenses	14% below 2008
2010 Real Estate Gains	$38 million
The changes in our internal assumptions and revised expectations resulted in a cumulative pre tax loss for the three year period ended 2010.

The downward revisions in forecasted housing starts at the end of the first quarter 2009, the lack of signs of recovery in the overall economy and the lack of ability to close real estate deals in late March and April caused the Company to conclude that the positive evidence under paragraphs 21 and 24(b) of FAS 109 were no longer sufficient to overcome the negative evidence from cumulative losses and that a full valuation allowance of $40.2 million for all deferred income tax assets was necessary as of April 4, 2009.

In response to the Staff’s comments, the Company proposes to include the following disclosure, substantially in the form below in future annual and interim filings:

Our financial statements contain certain deferred tax assets which have arisen primarily as a result of tax benefits associated with the loss before income taxes incurred during fiscal 2008 and the first XXX months of fiscal 2009, as well as deferred income tax assets resulting from temporary differences. Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”), requires the consideration of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Significant management judgment is required in determining any valuation allowance recorded against net deferred tax assets. In evaluating our ability to recover our deferred income tax assets, we considered available positive and negative evidence, relative to the four sources of taxable income, to determine whether a valuation allowance was necessary. This positive and negative evidence considered included:
•	the lack of taxable income available in prior carryback years to offset net operating losses and timing differences recorded as deferred tax assets;

•	the fact that our deferred tax assets, after offsetting them against available reversing deferred tax liabilities, remain substantial;

•	the lack of available tax planning strategies;

•	future taxable income, including gains associated with appreciated real estate, was not sufficient to realize our deferred tax assets; and

•	we have cumulative losses in the most recent years.
Based on the weight of available evidence, we determined that there was not sufficient evidence to realize our deferred tax assets and continue to record a valuation allowance for all net deferred tax assets.

If the realization of deferred tax assets in the future is considered more likely than not, a reduction to the valuation allowance related to the deferred tax assets would increase net income in the period such determination is made. The amount of the deferred tax asset considered realizable is based on significant estimates comprised of the following:
•	future taxable income based on projected growth rates, projected gross margins and projected selling, general and administrative expenses;

•	the timing and amount of gains recorded relative to potential real estate sales; and

•	possible changes in legislation relative to carryback provisions.
Changes in these estimates could materially affect the financial condition and results of operations. Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss; changes to the valuation allowance; changes to federal or state tax laws; and as a result of acquisitions.
Definitive Proxy Statement filed on April 16, 2009
Compensation Discussion and Analysis, page 11
22.	Please clarify the extent to which compensation decisions are derived from a comparison to peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, an explanation of the reasons for this. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

As described on page 12 of the Proxy Statement, the Compensation Committee does consider the level of compensation paid to executive officers in comparable executive positions within a comparator group (the members of which are disclosed in the Proxy Statement) when evaluating our overall executive compensation program. Specific elements of executive compensation are not tied to any specific benchmarks at peer companies or within the comparator group. The Company and the Compensation Committee have used the data from the competitive compensation studies performed by Hewitt Associates in 2005 and 2008 as a reference point to assist them in evaluating the Company’s market competitiveness with regard to executive compensation. The Compensation Committee generally considers the 50th and 75th percentiles of companies in the comparator group. It does not tie executive compensation to a single reference benchmark or target. Instead, the studies are used as a general comparative tool in the Compensation Committee’s evaluation of the Company’s executive compensation in relation to companies believed to represent the appropriate comparable labor market for executive talent. We will clarify our disclosure regarding peer company data and its use by the Compensation Committee in making compensation decisions and awards in our 2010 proxy statement.
Elements of Compensation, page 12
23.	We note that you maintain employment agreements with certain named executive officers and the terms of these arrangements dictate the compensation awarded to these named executive officers. Please explain how the terms of each of the employment agreements were negotiated, the rationale behind the need for employment agreements, and how the structure of the employment agreements is consistent with the company’s compensation philosophies and objectives. We also note disclosure that “The Committee may increase any component of compensation provided by an employment agreement to any of our named executive officers.” Please provide express disclosure of any circumstances in which actual compensation fell outside of the parameters of that which is contemplated by the employment agreements and explain and analyze the reasons for any deviation. If compensation is consistently greater than that contained in the employment agreement, then clearly explain the purpose and need for these types of arrangements.

The Compensation Committee did not increase any component of compensation provided by an employment agreement to any of our named executive officers. There are no circumstances in which actual compensation fell outside the parameters of that which is contemplated by a named executive officer’s employment agreement. In the event actual compensation does fall outside the parameters of what is contemplated by the employment agreements in the future, the Company will expressly disclose such circumstances in its future filings.

Employment agreements are used by the Company to attract and/or retain executive officers to BlueLinx. The Company serves primarily the housing and remodeling industries which are historically cyclical industries. Employment agreements enhance the Company’s ability to attract and retain top executive talent by providing some degree of certainty in light of these major cycles. The Compensation Committee, with assistance from the Company’s human resources department and legal counsel both inside and outside of the Company, establish and negotiate the terms of the employment agreements. As stated in the Proxy Statement, our primary goal is to establish a compensation program that serves the long-term interests of our stockholders and our program is designed to attract and retain top quality executives with qualifications necessary for the long-term success of the Company. The Compensation Committee believes multi-year employment agreements are necessary to secure executive talent for the long-term benefit of the Company and our shareholders. The Compensation Committee further believes that not utilizing employment agreements would put the Company at a competitive disadvantage to its peers in recruiting executives. Our employment agreements also include confidentiality, non-competition and non-solicitation provisions, all for the benefit of the Company. Consistent with the Company’s compensation philosophy, the employment agreements provide for a significant component of each executive’s annual compensation to be variable, as cash bonuses under the Company’s short term incentive plan are awarded based on Company performance against pre-established financial or operational goals. Additionally, the value of annual equity compensation is determined by the Company’s common stock price so that executives’ interests are aligned with those of our shareholders in this regard. We will include this information in our 2010 Proxy Statement and clarify the disclosure accordingly.

Base Salary and Annual Bonuses, page 14
24.	Please disclose the elements of individual performance that the compensation committee considered in determining the base salary and annual bonuses of each named executive officer pursuant to Item 402(b)(2)(vii) of Regulation S-K.

The Compensation Committee considers individual performance when approving annual salary increases. The only annual salary increases approved in 2008 were for Mr. Goforth and Mr. Adelman. The Committee recommended increasing Mr. Goforth’s salary to $375,000 based on his performance in 2008, particularly as it related to managing the Company’s working capital and generating free cash flow for the Company and its shareholders. Mr. Goforth led the Company’s financial team through a difficult year and achieved reductions in overall expenses of approximately $70 million. The Company produced approximately $181 million in cash from operations and reduced its net debt by over $175 million during 2008. Mr. Goforth deferred his salary increase until business conditions improve.

As discussed in detail below in our response to Comment 26, the Compensation Committee approved an increase to Mr. Adelman’s base salary in connection with his promotion from Vice President — Human Resources to Chief Administrative Officer. In connection with this promotion, Mr. Adelman assumed the added responsibility for managing the Company’s legal function, replacing the Company’s retiring General Counsel. He also managed the Company’s pricing group for part of 2008 and is generally responsible for the administration of the Company’s day-to-day business operations in his role as Chief Administrative Officer. Mr. Adelman made substantial contributions to the Company’s efforts to reduce its overall expenses by $70 million during 2008 by diligently managing the Company’s headcount during the past several years as the downturn in housing has continued.

With the exception of Mr. Adelman, the annual bonuses were determined based on the Company’s EBITDA and Free Cash Flow results as provided by the terms of the short term incentive plan (“STIP”) as discussed in the Proxy Statement on page 15 and below in our response to Comment 25. As discussed in detail in our response to Comment 26 and on page 15 of the Proxy Statement, Mr. Adelman’s STIP award included a discretionary bonus of $82,871. The discretionary bonus was provided to Mr. Adelman so that his STIP bonus award reflected the work and responsibilities demanded by the role of Chief Administrative Officer, which he performed for the majority of 2008. The adjustment was made because his base salary was not adjusted to reflect his new role until January of 2009.

We will disclose in applicable future filings the elements of individual performance the Compensation Committee considered in determining base salaries and bonuses of each named executive officer.
Annual Bonuses, page 15
25.	We note the disclosure on page 15 relating to the performance metrics under your short term incentive plan and the disclosure setting forth the actual payouts awarded under the program. Please enhance your disclosure to provide appropriate insight and analysis into how the Compensation Committee derived the actual payouts based on the levels of performance achieved.

The short term incentive plan STIP payouts for 2008 were entirely formula based (except for the discretionary bonus paid to Mr. Adelman). The Compensation Committee established the STIP formula including the EBITDA and free cash flow targets for 2008. The actual payouts were derived by the Company’s Free Cash Flow and EBITDA results for 2008, each executive officer’s base salary and each executive officer’s target bonus percentages as a percentage of their salary. The actual payout was based on the threshold, target and maximum bonus percentage for each officer multiplied by the officer’s salary. Fifty percent of each executive officer’s bonus is based on EBITDA performance and fifty percent is based on free cash flow performance. For 2008, the Company achieved free cash flow of $176.4 million, which exceeded the Maximum goal for Free Cash Flow of $33 million. Accordingly, 50% of each executive’s bonus was paid at the Maximum level. Maximum level is 200% of Target level. The Company’s EBITDA for STIP calculation purposes in 2008 was $11.2 million, which falls between the Target goal of $6.2 million and the Maximum goal of $33 million for EBITDA. Therefore, the other 50% of each executive’s bonus was paid at a pro rated rate between Target level and Maximum level of 119%.

To enhance our disclosure in future filings we intend to add a table substantially in the form below to illustrate how the STIP payments are calculated, together with sufficient narrative disclosure to explain the tabular disclosure.

				Portion of	Portion of
				Target	Target		Actual
				Payout	Payout		Payout
				Related to	Related to	Actual Payout	Related to
			Total	EBITDA	Free Cash	Related to	Free Cash	Actual
	Base	Target	Target	Goal	Flow Goal	EBITDA Goal	Flow Goal	Total
	Salary	Bonus	Payout	(50%)	(50%)	(119%)	(200%)	Payout
Officer	($)	%	($)	($)	($)	($)	($)	($)
Howard S. Cohen (1)	500,000	75	375,000	187,500	187,500	222,656	375,000	597,646

George R. Judd,	450,000	65	292,500	146,250	146,250	173,672	292,500	466,172

H. Douglas Goforth	325,000	60	195,000	97,500	97,500	115,781	195,000	310,781

Duane G. Goodwin	267,048	65	173,581	86,791	86,791	108,064	173,581	276,645

Dean A. Adelman (2)	233,034	45	104,865	52,433	52,433	62,264	104,805	167,129

(1)	Mr. Cohen’s annual base salary of $750,000 was prorated for the portion of the year he was employed as the Company’s Interim Chief Executive Officer.

(2)	Mr. Adelman received an additional discretionary bonus of $82,871.
26.	We note that Mr. Adelman received a 2008 discretionary bonus “in recognition for his achievements during 2008 and the additional responsibilities he assumed in 2008.” Please disclose the specific reasons why Mr. Adelman was awarded this form and level of compensation. Discuss and analyze the reasons why the Compensation Committee determined that the discretionary bonus was appropriate in light of the factors it considered.

Mr. Adelman was promoted from Vice President — Human Resources to Chief Administrative Officer in April 2008 resulting in a major increase in his responsibilities. In connection with this promotion, Mr. Adelman assumed the added responsibility for managing the Company’s legal function, replacing the Company’s retiring General Counsel. He also managed the Company’s pricing group for part of 2008 and is generally responsible for the administration of the Company’s day-to-day business operations in his role as Chief Administrative Officer. Prior to this promotion, Mr. Adelman was solely responsible for managing the Company’s Human Resources Department. At the time of the promotion, Mr. Adelman’s salary increase was deferred until 2009. Therefore, his annual cash bonus for 2008 was calculated pursuant to the terms of the Company’s Short Term Incentive Plan based on his existing annual base salary as Vice President—Human Resources of $233,034 instead of his new annual base salary as Chief Administrative Officer of $315,000, which did not take effect until January 1, 2009. The Chief Executive Officer recommended and the Compensation Committee determined Mr. Adelman’s cash bonus amount should reflect the work and responsibilities demanded by the role of Chief Administrative Officer which he performed for the majority of 2008. Additionally, Mr. Adelman was instrumental in managing the Company’s efforts to reduce its headcount substantially during 2008 due to the continued decline in the United States housing market.

We will disclose in applicable future filings the reasons why the Compensation Committee awards the form and level of compensation to Mr. Adelman and the other named executive officers.
*          *          *          *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very Truly Yours,
/s/ H. Douglas Goforth
H. Douglas Goforth
Chief Financial Officer

EXHIBIT 1
14. Unaudited Quarterly Financial Data

	First Quarter		Second Quarter		Third Quarter			Fourth Quarter
	Three Months	Three Months	Three Months	Three Months	Three Months		Three Months	Three Months		Three Months
	Ended	Ended	Ended	Ended	Ended		Ended	Ended		Ended
	April 4,	March 29,	July 4,	June 29,	October 3,		September 27,	January 2,		January 3,
	2009	2008	2009	2008	2009		2008	2010		2009
Net sales	$407,111	$716,760	$423,526	$834,669	$	XXX	$726,756	$	XXX	$501,514
Gross profit	44,276	77,803	48,300	107,435		XXX	83,249		XXX	46,446
Operating expenses:
Selling, general and administrative expense	56,587	78,637	49,778	79,827		XXX	70,617		XXX	62,129
Net gain from terminating the G-P Supply Agreement	—	—	(17,351)	—		—	—		—	—
Restructuring and other charges	1,078	1,998	1,074	1,400		XXX	3,176		XXX	5,620
Depreciation and amortization	5,030	4,968	4,241	5,103		XXX	4,940		XXX	5,507

Operating income	(18,419)	(7,800)	10,558	21,105		XXX	4,516		XXX	(26,810)
Non-operating expenses:
Interest Expense	8,117	9,354	7,890	9,385			8,791			9,149
Charges associated with ineffective interest rate swap	4,832	—	1,078	—		XXX	—		XXX	—
Prepayment fees associated with principal payments on new mortgage	—	—	616	—		XXX	—		XXX	1,868
Write-off of debt issue costs	1,407	—	—	—		XXX	—		XXX	—
Other (income) expense	(157)	130	315	190		XXX	65		XXX	216
(Benefit from) provision for income taxes	(12,165)	(6,693)	31	4,931		XXX	(1,746)		XXX	(12,926)
Tax valuation allowance	40,200	—	—	—		XXX	—		XXX	—

Net (loss) income	$(60,653)	$(10,591)	$628	$6,599	$	XXX	$(2,594)	$	XXX	$(25,117)
Basic net (loss) income per share applicable to common shares	$(1.95)	$(0.34)	$0.02	$0.20	$	XXX	$(0.08)	$	XXX	$(0.81)
Diluted net (loss) income per share applicable to common shares	$(1.95)	$(0.34)	$0.02	$0.20	$	XXX	$(0.08)	$	XXX	$(0.81)